SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 28, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1
EX-10.2

Fourth and Fifth Supplemental Agreements
     On April 28, 2010, Navios Maritime Holdings Inc. (“Navios Holdings”) amended its facility agreement (the “Facility Agreement”) with HSH Nordbank AG and Commerzbank AG, dated February 1, 2007, pursuant to a Fifth Supplemental Agreement in order to release to Navios Holdings certain pledged deposits by adding additional guarantors and security to such facility and to amend the applicable margin depending on the specified security value. A copy of the Fifth Supplemental Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.
     On January 8, 2010, Navios Holdings amended its Facility Agreement in order to release and discharge the mortgage on the Navios Hyperion pursuant to a letter agreement with the lenders under the Facility Agreement (the “Fourth Supplemental Agreement”). A copy of the Fourth Supplemental Agreement is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into Navios Holdings’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 18, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Fifth Supplemental Agreement dated April 28, 2010

10.2	Fourth Supplemental Agreement dated January 8, 2010